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                             July 19, 2021

       Mollie Carter
       Chief Executive Officer
       FirstSun Capital Bancorp
       1400 16th Street, Suite 250
       Denver, CO 80202

                                                        Re: FirstSun Capital
Bancorp
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted on June
22, 2021
                                                            CIK 0001709442

       Dear Ms. Carter:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 filed on June 22, 2021

       Market and Industry Data, page iii

   1. We note from your disclosure on page iii that your prospectus includes industry and market data obtained
from sources outside the company. To the extent that you have relied on any reports or
studies that you commissioned from third party sources to support your disclosure, please
provide the consents of these third parties with your next amendment or tell us why you believe
that you are not required to do so.
       Questions and Answers
       What will Pioneer shareholders receive in the merger?, page 1

   2. Please provide an example to illustrate how the fractional share amounts will be
 Mollie Carter
FirstSun Capital Bancorp
July 19, 2021
Page 2
         calculated.
Summary, page 7

3. Please provide a diagram of your holding company structure following the merger.
Risk Factors, page 25

4. Please expand the Risk Factor on page 25 to explain in greater detail the risks to shareholders with respect to valuation of Pioneer stock, which is thinly traded, and
         FirstSun stock, which is privately held. Explain how you assigned a value to each security and what the risks to shareholders are if one or both of the stocks are over or under valued.
5.       Please expand your discussion of environmental liability related to the bank's
         investments. To the extent that you believe investors in the securities offered may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your
         disclosure to describe these risks. See the Commission   s Guidance
Regarding Disclosure
         Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).
FirstSun's Significant Stockholders, including JLL following the merger, page
29

6.       Please provide the percentage of shares that JLL will own following the merger.
Security Ownership of Certain Beneficial Owners and Management of Pioneer, page 194

7. Please provide the natural person(s) that has voting and dispositive control over the shares held by JLL/FCH Holdings I, LLC.
General

8. Please provide us with mock-ups of pages that include any additional pictures or graphics to be presented, including any captions you intend to use. In considering your schedule for printing and distributing the preliminary prospectus, keep in mind that we may have comments on the materials.
       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMollie Carter                                Sincerely,
Comapany NameFirstSun Capital Bancorp
                                                               Division of
Corporation Finance
July 19, 2021 Page 2                                           Office of
Finance
FirstName LastName